KLETT ROONEY LIEBER & SCHORLING

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

40TH FLOOR, ONE OXFORD CENTRE

PITTSBURGH, PENNSYLVANIA 15219-6498

Telephone: (412) 392-2000

Jay L. Panzarella (412) 392-2002	FACSIMILE: (412) 392-2128 E-MAIL: jlpanzarella@klettrooney.com

February 9, 2005

VIA CERTIFIED MAIL

RETURN RECEIPT REQUESTED

H. Christopher Owings

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Shiwana, Inc.
Registration Statement on Form SB-2
Commission File No. 333-118255
Filed on December 17, 2004

Dear Mr. Owings:

On behalf of my client, Shiwana, Inc. (the “Company”), this letter is in response to your comment letter dated January 14, 2005. The Company has reviewed the comments and have amended its registration statement in response to the comments. For your convenience, please find enclosed a marked copy of the amendment which highlights the changes to the amended registration statement. Additionally, this letter provides the SEC’s original comment along with the Company’s responses to each of the comments. We look forward to working with you to resolve any comments.

COVER PAGE

1. We note your response to comment 2. Clarify who the “other representatives” will be.

This change has been made to provide that such “other representatives” shall be persons who fall within the requirements of Rule 3a4-1 of the Securities Exchange Act of 1934.

2. Please state that $1.80 will be the price for the duration of the offering.

The offering price as stated in the Prospectus will remain the offering price by the Company for all shares of Common Stock subject to this registration statement. Please note that the Company has revised its initial offering price per share.

PENNSYLVANIA	DELAWARE	NEW JERSEY	WASHINGTON, D.C.

KLETT ROONEY LIEBER & SCHORLING

        H. Christopher Owings

        February 9, 2005

PROSPECTUS SUMMARY, PAGE 3

3. We note your response to comment 10. Please clarify in the summary that you have received minimal revenue to date and quantify your revenue.

We have added this disclosure, which also appears elsewhere in the Prospectus, to the Prospectus Summary.

RISK FACTORS, PAGE 8

4. We note your response to comment 17. Please revise the introduction to your risk factor section to clarify that all material risks have been disclosed.

We have made additional disclosures in the introductory paragraph, and we have made the affirmative representation that we believe that we have identified and disclosed all material risks which we believe exist at this time. However, a blanket unqualified statement that all material risks have been identified and disclosed would be contrary to the risk disclosures. Indeed, it is stated throughout the risk disclosure that there may be additional and unforeseen risks which we can not at this time quantify or describe with any meaningful detail. Finally, we do not believe it is in the investor’s interests or desired by the senior management in Corporation Finance that the already overly long and often generic “risk factors” section of prospectuses generally include every material risk factor that lawyers can think up. The staff should be encouraging more focused risk factor sections not forcing longer ones.

5. We note your response to comment 18. We reissue the comment as it applies to revising your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. For instance, we note “We are not likely to issue dividends” on page 11 and “We may rely on other third-parties” on page 18. Please revise so each caption clearly identifies the risk as it applies to your company, industry or offering. See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 32, 33, 34, 36, 37 and 38.

We have reviewed these Risk Factor headings and attempted to make them as clear as possible in light of the Updated Staff Legal Bulletin No. 7 guidelines. However, many of these risk factors and the implications thereof are clearly evident from the direct statement of those risks which has already been provided. Any additional elaboration runs the risk of being redundant and unnecessarily confusing. For

KLETT ROONEY LIEBER & SCHORLING

        H. Christopher Owings

        February 9, 2005

example, the risk statement that the Company is “not likely to issue dividends” is clear, concise and simple, and the effects of such a circumstance are clearly described in the descriptive paragraph. To the extent that we believe possible, the other Risk Factor headings have been modified to provide a more “plain English” and direct description of the risks and the effects there from.

WE INTEND TO SELL OUR SERVICES TO CUSTOMERS OUTSIDE THE UNITED STATES . . ., PAGE 21

6. We note your response to comment 23. Please specify the services you intend to sell that are in demand outside of the United States.

We have made the requested change.

WE DO NOT HAVE ANY COPYRIGHTS, AND WE HAVE A LIMITED ABILITY TO PROTECT . . ., PAGE 22

7. We note your response to comment 19 and reissue the comment as it applies to this risk factor. We note your statement, “Although we do not know of any infringement or misappropriation by the Company of the proprietary rights of others, there can be no assurance that others will not assert claims or commence litigation with respect to our current or future intellectual property.” Please revise to eliminate the mitigating language and the language referring to your inability to give assurances.

We believe it is inappropriate to modify this language as it accurately reflects the state of our intellectual property protection. We are unaware of any present infringement, but that does not at all mean that some third-party may not in the future devise an argument that a particular aspect or module of our products or services does not infringe upon the rights of the third-party. Please keep in mind that this is an entirely accurate and appropriate disclosure in the modern litigious society. It is not necessary that our product actually infringe upon some third-party’s rights for the Company to be subject to an asserted claim to such effect. We believe that to make any other statement to investors would be misleading or fail to state a material risk associated with the investment. Therefore, we have not made the requested change and ask that you reconsider your comment in this regard or provide a more precise revision to the Comment which does not materially alter the risk disclosure which is made in the referenced statement.

KLETT ROONEY LIEBER & SCHORLING

        H. Christopher Owings

        February 9, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 32

8. On page 33, please clarify when during 2005 you expect to become fully operational.

We have made the requested change.

OPERATING EXPENSES, PAGE 36

9. Previous comment 31 requested additional discussion of general and administrative expenses for the period November 23, 2003 through September 30, 2004. You include discussion of several expense categories in section 4 – Management’s Discussion and Analysis or Plan of Operation, but not within section 4.3 – Operating Expenses. Please move the discussions of expense line items to the appropriate section (cost of sales, hiring and training expenses, general and administrative expenses, etc.).

The requested revisions have been made.

OPERATIONAL OBJECTIVES, PAGE 38

10. In section 15 – Use of Proceeds, you present information assuming you sell 25%, 50% and 100% of the new distribution shares you are offering. Please revise the Operational Objectives section to reflect this information per our request in previous comment 33.

We have added discussion to this section. However, as we stated previously, our business plan can not change if our offering is less than fully subscribed. Altering our business plan would involve significant risks and would necessarily involve modifying our business model (as the two are inextricably intertwined). As such, to make any statement other than we are committed to our described business plan (as we are) would effectively be a “bait and switch” to the investors. It is in the interests of the Company and the investors that the Company is committed to pursuing its business plan as described in the Prospectus without vacillating because of a less than fully subscribed offering.

The Company clearly describes the risks associated with the necessity to obtain additional financing, the potential dilatory effects of such alternative financing, and the potential need to issue additional stock in the future. The

KLETT ROONEY LIEBER & SCHORLING

        H. Christopher Owings

        February 9, 2005

Company also makes the affirmative statements that the Company is committed to the business plan described in this Prospectus. To offer alternative analysis of every conceivable subscription threshold below 100% would be unnecessary, unduly confusing, potentially misleading, and otherwise be of little (if any) meaningful benefit to Investors.

BACKGROUND OF OFFICERS, DIRECTORS AND KEY EXECUTIVES, PAGE 63

11. We note your response to comment 40. Please provide support for the following statements:

•	Dr. Kelter has designed, built and/or operated over 30 health care firms and his clients have included many national and regional health care agencies and academic institutions.

We have revised Dr. Keltner’s biographical information.

•	Mr. Bertiger was the visionary who architected and developed Iridium, the world’s first global communications center.

Mr. Bertiger was integral to Motorola’s development of the satellite communication technology which made the Iridium project possible. He is also the inventor of several other satellite and communications related patented technologies. These have been described in his biographical information and reference to each of these patents is specifically provided.

•	He [David Cairns] has substantial operating experience including building effective organizations; developing customer-focused ‘go-to-market’ strategies and successfully executing international growth plans both internally and through merger & acquisition activity.

We have removed this statement. Mr. Cairns’ experience is adequately described without the reference to this particular experience.

KLETT ROONEY LIEBER & SCHORLING

        H. Christopher Owings

        February 9, 2005

AVAILABLE INFORMATION, PAGE 77

12. Please revise the disclosure in the first paragraph to clarify, if true, that the disclosure in the prospectus is materially complete.

We believe that such a statement is inappropriate. The fundamental purpose of the statements in this section is to advise potential investors that the discussion of these additional documents is necessarily and inherently incomplete, and that they would need to review the complete document for a full understanding of the terms and conditions and other provisions of such documents which are referred to in the Prospectus. The statements made by the company in this section are exactly the statements made by all other filers of Form SB-2 and which are regularly accepted by the Commission. To single out one filer to make affirmative representations and incur potential liabilities which other filers are not being required to make in similar filings is fundamentally inequitable and undermines the requisite uniformity and consistency of the registration regime.

FINANCIAL STATEMENTS NINE MONTHS ENDING SEPTEMBER 30, 2004

Note 3. Operations and Management’s Plans, page 91

13. Please state the reliance on cash proceeds of this offering in the note herein, as discussed in section 4.5 – Operational Objectives.

The requested change has been made.

14.0. Dilution, page 105

14. Please reflect the pro forma net tangible book value per share as of September 30, 2004 as ($0.005) in the table illustrating the per share dilution. Currently the pro forma net tangible book value per share is reflected as $0.005.

The requested change has been made.

KLETT ROONEY LIEBER & SCHORLING

        H. Christopher Owings

        February 9, 2005

Determination of Offering Price, page 107

15. We note your response to comment 48 and reissue the comment. To the extent practicable, you should more specifically discuss how the various factors listed led to the offering price of $1.80. For instance, you should discuss how you determined what a purchaser would be willing to pay for your shares. Did you hire outside consultants or bankers?

The offering price of the shares has been arbitrarily determined. No third-parties were consulted, and no money was spent for professional advice. Arbitrary determination of the offering price for development stage companies is quite common and the Company’s disclosures in this regard are entirely in-line with the level of disclosure which is common in similar filings with the Commission. Additional disclosure or discussion of the arbitrary nature of our price determination would be redundant, confusing and unnecessary.

Selling Shareholders, page 110

16. We note your response to comment 50. Please include a column reflecting the amount of securities of the class owned by the selling security holders before and after the offering as required by Item 507 of Regulation S-B.

We have made the requested change.

17. We note you responses to comments 51-52 and reissue the comments. You should determine whether any selling stockholder is a broker-dealer and whether any of the selling stockholders are affiliates of broker-dealers. Please revise.

We have stated in the Registration Statement that it is possible that a selling shareholder could be deemed to be an “underwriter” and subject to the prospectus delivery requirements. This has been explained to all selling shareholders. However, at this time we can not anticipate the manner in which any selling shareholder may effect the sale of any shares or if such sales will cause the selling shareholder or its agents to be deemed “underwriters” under Section 2(11). Consequently, the disclosures which we have made are accurate and complete. Each of our current shareholders of the Company has represented to the Company that their investment in the Company was not acquired with a view to distribution.

KLETT ROONEY LIEBER & SCHORLING

        H. Christopher Owings

        February 9, 2005

We have added the affirmative statement that at this time, no selling shareholder is a “broker” or “dealer” or affiliated person of any “broker” or “dealer”.

Undertakings, page 122

18. We note your response to comment 61 and reissue the comment as it applies to providing the full undertaking required by Item 512(a)(1)(ii) of Regulation S-B.

We have made the requested change.

Exhibit 5.1

19. We note your response to comment 64. Please confirm that you will re-file the opinion so that it speaks as of the effective date of the registration statement.

The opinion of counsel has been revised accordingly and in conformance with standard legal opinion guidelines.

We hope that the foregoing adequately addresses each of your comments. Thank you for your attention to these matters. We would like to request a conference with you if you have any further questions or comments so that we can ensure that the interests of the Commission and the Company are properly and efficiently addressed. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ JAY L. PANZARELLA
Jay L. Panzarella

Enclosure

cc:	Tim R. Sensenig (w/encl.)